PROSPECTUS SUPPLEMENT
(To Prospectus dated October 1, 1997)

                          $ 20,000,000

                    REALTY INCOME CORPORATION

                        8% Notes due 2009

    The notes bear interest at 8% per year. Interest on the notes is payable semiannually on each January 15 and July 15, beginning July 15, 1999. The notes will mature on January 15, 2009 and are redeemable at any time at the option of Realty Income Corporation, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined in the section of this prospectus supplement entitled "Description of the Notes-Optional Redemption"), if any. The notes are not subject to any mandatory sinking fund.

    The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will be represented by a single note in book-entry form registered in the name of The Depository Trust Company or its nominee. This means that we will not issue note certificates to individual holders.

                                  Per Note          Total
                                  --------       -----------
    Public Offering Price          98.757%       $19,751,400

    Underwriting Discount             .65%          $130,000

    Proceeds, before expenses,
    to Realty Income Corporation   98.107%       $19,621,400

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

    We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about
January 21, 1999.

                  Donaldson, Lufkin & Jenrette
                  ----------------------------

   The date of this Prospectus Supplement is January 15, 1999.

                        TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT

                                                             Page
                                                             ----
Forward-Looking Statements                                    S-3
Where You Can Find More Information                           S-4
Incorporation of Information We File with the SEC             S-4
Prospectus Supplement Summary                                 S-6
Use of Proceeds                                              S-11
Ratio of Earnings to Fixed Charges                           S-11
Description of the Notes                                     S-11
Underwriting                                                 S-23
Legal Matters                                                S-24

                           PROSPECTUS

                                                             Page
                                                             ----
Available Information                                           2
Incorporation of Certain Documents by Reference                 2
The Company                                                     3
Use of Proceeds                                                 3
Ratios of Earnings to Fixed Charges                             3
Description of Debt Securities                                  4
Description of Common Stock                                    14
Description of Preferred Stock                                 17
Restrictions on Ownership and Transfers of Capital Stock       22
Certain Federal Income Tax Considerations                      25
Plan of Distribution                                           31
Experts                                                        32
Legal Matters                                                  32

                   --------------------------
















                                                        Page S-2

                   FORWARD-LOOKING STATEMENTS

    This prospectus supplement includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.
These forward-looking statements are subject to risks, uncertainties, and assumptions about Realty Income Corporation, including, among other things:

    -    Our anticipated growth strategies;

    -    Our intention to acquire additional properties;

    - Anticipated trends in our business, including trends in the market for long-term net leases of freestanding, single tenant retail properties; and

    -    Future expenditures for development projects.

    Additional factors that may cause risks, uncertainties and assumptions include those discussed in the section entitled "Business*Other Items" in our Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Annual Report"), including the subheadings entitled "Competition for Acquisition of Real Estate," "Environmental Liabilities," "Taxation of the Company," "Effect of Distribution Requirements," "Real Estate Ownership Risks" and "Dependence on Key Personnel," and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, and in our Current Report on Form 8-K filed October 16, 1998.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the Underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference, is


                                                        Page S-3
accurate as of its date only. Our business, financial condition, results of operations, and prospects may have changed since those dates.

               WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    We have filed a registration statement on Form S-3 with the SEC covering the notes. For further information on Realty Income and the notes, you should refer to our registration statement and its exhibits. This prospectus supplement and the accompanying prospectus summarize some of the material provisions of contracts and other documents that we refer you to. Since this prospectus supplement and the accompanying prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statements.


        INCORPORATION OF INFORMATION WE FILE WITH THE SEC

    The SEC allows us to "incorporate by reference" the information we file with them, which means:

    - Incorporated documents are considered part of this prospectus supplement and the accompanying prospectus;
    - We can disclose important information to you by referring you to those documents; and
    - Information that we file with the SEC will automatically update and supersede the information in this prospectus supplement and the accompanying prospectus.

    We incorporate by reference the documents listed below which we filed with the SEC under the Securities Exchange Act of 1934
("Exchange Act"):

    -    Annual Report on Form 10-K for the year ended
         December 31, 1997;
    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;
    - Information relating to executive compensation in our Definitive Proxy Statement on Schedule 14A dated March 31, 1998; and

                                                        Page S-4

    -    Current Reports on Form 8-K filed March 31, 1998,
         June 29, 1998, October 16, 1998 and October 28, 1998.

    We also incorporate by reference the documents listed below that we file with the SEC after the date of this prospectus supplement but before the end of the notes offering:

    - Reports filed under Sections 13(a) and (c) of the Exchange Act;
    -    Definitive proxy or information statements filed under
         Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and
    -    Any reports filed under Section 15(d) of the Exchange
         Act.

    You may request a copy of any filings referred to above
(excluding exhibits), at no cost, by contacting us at the following address:

          Realty Income Corporation
          Attention:  Investor Relations
          220 West Crest Street
          Escondido, CA  92025-1707
          (760) 741-2111





























                                                        Page S-5

                  PROSPECTUS SUPPLEMENT SUMMARY

    This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the financial data and related notes, before making an investment decision. Unless this prospectus supplement otherwise indicates or the context otherwise requires, the terms "Realty Income," "our" and "we" as used in this prospectus supplement refer to "Realty Income Corporation" and its subsidiaries on a consolidated basis since August 15, 1994 and to our predecessor partnerships for the period of time prior to August 15, 1994. Unless this prospectus supplement indicates otherwise, information relating to our properties is as of October 1, 1998.

Realty Income

    Realty Income is organized to operate as an equity real estate investment trust ("REIT"). We are a fully integrated, self-administered real estate company with in-house acquisition, leasing, legal, retail and real estate research, portfolio management and capital markets expertise. As of October 1, 1998, we owned a diversified portfolio of 920 properties located in 44 states with over 7.2 million square feet of leasable space. Over 99% of our properties were leased as of October 1, 1998.

    Realty Income's investment strategy is to acquire freestanding, single tenant, retail properties leased to regional and national retail chains under long-term, net lease agreements. We typically acquire, and then lease back, retail store locations from chain store operators, providing capital to the operators for continued expansion and other corporate purposes. Our net lease agreements generally are for initial terms of 10 to 20 years, require the tenant to pay a minimum monthly rent and property operating expenses (taxes, insurance and maintenance), and provide for future rent increases (typically subject to ceilings) based on increases in the consumer price index, fixed increases or additional rent calculated as a percentage of the tenant's gross sales above a specified level.

    Since 1970 and through June 30, 1998, we have acquired and leased back to regional and national retail chains 863 properties (including 34 properties that have been sold) and have collected in excess of 98% of the original contractual rent obligations on those properties. We believe that the long-term ownership of an actively managed, diversified portfolio of retail properties leased under long-term, net lease agreements produces consistent, predictable income. We believe that the income generated under long-term leases, coupled with the tenant's responsibility for property expenses under the net lease structure, generally produce a more predictable income stream than many other types of real estate portfolios. Of the 920 properties in the portfolio

                                                        Page S-6
as of October 1, 1998, 913 were single tenant properties and the remaining properties were multi-tenant. As of October 1, 1998, over 99% or 910 of our 913 single tenant properties were net leased pursuant to leases with an average remaining lease term (excluding extension options) of approximately 8.4 years.

    Our five senior officers have each managed our properties and operations for between eight and 13 years. Our directors and five senior officers, as a group, owned approximately 2.9% of our outstanding common stock as of December 31, 1998. Realty Income had 50 employees as of December 31, 1998.

The Offering

    All capitalized terms used in this section, "-The Offering," and not defined in this section have the meanings provided in the section of this prospectus supplement entitled "Description of the Notes." For a more complete description of the terms of the notes specified in the following summary, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.

Aggregate Principal Amount           $ 20,000,000.

Interest Rate                        8% per year.

Maturity Date                        January 15, 2009.

Interest Calculations                Based on 360-day year of
                                     twelve 30-day months.

Interest Payment Dates               Semiannually on January 15
                                     and July 15, beginning
                                     July 15, 1999.

Ranking                              The notes are not secured by
                                     any of our property or
                                     assets.  Accordingly, your
                                     ownership of notes means you
                                     are one of our unsecured
                                     creditors.  Although the
                                     notes will rank equally with
                                     all of our other senior
                                     unsecured indebtedness, the
                                     notes will be effectively
                                     subordinated to all
                                     indebtedness and other
                                     liabilities of our
                                     subsidiaries, and will also
                                     be effectively subordinated
                                     to any of our senior
                                     secured indebtedness to the
                                                        Page S-7

                                     extent of the collateral
                                     pledged as security for the
                                     senior secured
                                     indebtedness.

Form of Note                         One global note, held in
                                     the name of The Depository
                                     Trust Company or its
                                     nominee.

Credit Rating                        The notes will be rated
                                     BBB- by Standard & Poor's
                                     Ratings Group, Baa3 by
                                     Moody's Investors Service,
                                     Inc., and BBB by Duff &
                                     Phelps Credit Rating
                                     Company.

Optional Redemption                  The notes are redeemable at
                                     any time at the option of
                                     the Company, in whole or in
                                     part, at a redemption price
                                     equal to the sum of (i) the
                                     principal amount of the
                                     notes being redeemed plus
                                     accrued interest to the
                                     redemption date and (ii)
                                     the Make-Whole Amount, if
                                     any.  For further
                                     information, read the
                                     section entitled
                                     "Description of the Notes-
                                     Optional Redemption" in
                                     this prospectus supplement.

Sinking Fund                         None.

Use of Proceeds                      We estimate that the net
                                     proceeds from the offering
                                     will be approximately
                                     $19.5 million.  We intend to
                                     use these proceeds to repay
                                     bank borrowings and for
                                     general corporate purposes.
                                     See "Use of Proceeds."

Limitations on Incurrence of Debt    The notes contain various
                                     covenants, including the
                                     following:




                                                        Page S-8

                                     (1) We will not incur any
                                     Debt if, after giving effect
                                     to the incurrence of the
                                     Debt, the aggregate
                                     principal amount of all of
                                     our Debt is greater than 60%
                                     of the sum of (i) our Total
                                     Assets as of the end of the
                                     fiscal quarter covered by
                                     our most recent report on
                                     Form 10-K or 10-Q, as the
                                     case may be, and (ii) the
                                     increase in our Total Assets
                                     from the end of that quarter
                                     including any increase in
                                     Total Assets caused by the
                                     application of the proceeds
                                     of  that additional Debt
                                     (that increase together with
                                     our Total Assets is referred
                                     to as "Adjusted Total
                                     Assets").

                                     (2) We will not incur any
                                     Secured Debt if, after
                                     giving effect to the Secured
                                     Debt, the aggregate
                                     principal amount of all of
                                     our Secured Debt is greater
                                     than 40% of our Adjusted
                                     Total Assets.

                                     (3) We will not incur any
                                     Debt if the ratio of our
                                     Consolidated Income
                                     Available for Debt Service
                                     to our Annual Debt Service
                                     Charge for the four
                                     consecutive fiscal quarters
                                     most recently ended prior to
                                     the date on which the
                                     additional Debt is to be
                                     incurred would be less than
                                     1.5 to 1.0, calculated on a
                                     pro forma basis after giving
                                     effect to the incurrence of
                                     that additional Debt and the
                                     application of the proceeds
                                     from that incurrence.




                                                        Page S-9

                                     (4) We will maintain Total
                                     Unencumbered Assets of not
                                     less than 150% of the
                                     aggregate outstanding
                                     principal amount of our
                                     Unsecured Debt.

Recent Developments

    Acquisition of 99 Net Leased, Retail Properties. During the first nine months of 1998, Realty Income acquired 99 retail properties located in 34 states and invested approximately $140.2 million in new properties and properties under development (excluding estimated unfunded development costs on properties under construction at September 30, 1998). During that period, we selectively sold five properties. The number of properties in our portfolio increased by 11.4% to 920 at September 30, 1998 from 826 at December 31, 1997. During the first nine months of 1998, we added five new industries and 16 new retailers to our real estate portfolio.

    The 99 properties acquired will contain approximately 1.0 million leasable square feet and are 100% leased under net leases, with an average initial lease term of 14.6 years. The weighted average annual unleveraged return on the cost of the 99 properties (including the estimated unfunded development cost of the properties under development) is estimated to be 10.4%, computed as estimated contractual net operating income (which in the case of a net leased property is equal to the base rent or, in the case of properties under construction, the estimated base rent under the lease) for the first year of each lease, divided by total acquisition and estimated development costs. Since it is possible that a tenant could default on the payment of contractual rent, no assurance can be given that the actual return on the cost of the 99 properties acquired in 1998 will not differ from the foregoing percentage.

    8 1/4% Monthly Income Senior Notes Due 2008.  On
October 28, 1998, we completed the sale of $100 million principal amount 8 1/4% Monthly Income Senior Notes due 2008. The notes were sold to individual retail investors in $25 denominations and are listed for trading on the New York Stock Exchange under the symbol "OUI." After adjusting for our U.S. Treasury interest rate lock agreement, the effective interest rate to us was 9.12%. The proceeds from the offering were used to pay down our bank borrowings and will allow us to continue our strategic property acquisition activities.

Increase in Our Credit Facility. On November 13, 1998 we amended our revolving credit agreement to increase the amount available for borrowing from $150 million to $170 million and extended the maturity date as to $118 million of availability from December

                                                        Page S-10

2000 to December 2001. The increase in the amount available for borrowing under our revolving credit line should help enable us to continue our growth strategies, continue to acquire additional properties and fund expenditures for development projects. As of December 31, 1998, we had $85.2 million available for borrowing under the revolving credit agreement.


                         USE OF PROCEEDS

    Our net proceeds from the sale of the notes offered in this prospectus supplement, after deducting the discount to the Underwriter and other estimated expenses of this offering payable by us, are estimated to be approximately $19.5 million. We intend to use the net proceeds to pay down outstanding indebtedness under our revolving credit agreement, which had an outstanding balance at December 31, 1998 of $84.8 million, and for other general corporate purposes. The revolving credit agreement is a revolving, unsecured acquisition credit facility with a borrowing capacity of $170 million. Borrowings under the credit agreement currently bear interest at a spread of 0.85% over the London Interbank Offered Rate ("LIBOR"). The credit agreement also offers our Company other interest rate options. The maturity date on $52 million under the credit agreement is December 2000 and $118 million under the credit agreement matures in December 2001, and the effective interest rate was 6.27% at December 31, 1998. See the section in this prospectus supplement entitled "Recent Developments*Increase in Our Credit Facility."


               RATIO OF EARNINGS TO FIXED CHARGES

    For the nine months ended September 30, 1998 and for the year ended December 31, 1997, our ratios of earnings to fixed charges were 4 to 1 and 5 to 1, respectively. See the section entitled "Ratios of Earnings to Fixed Charges" in the accompanying prospectus for a description of how these ratios are calculated.


                    DESCRIPTION OF THE NOTES

    The following description of the particular terms of the notes offered in this prospectus supplement augments and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus. The following statements relating to the notes and the Indenture (as defined below) are summaries of provisions contained in the notes and the Indenture and do not purport to be complete. These statements are qualified by reference to the provisions of the notes and the Indenture, including the definitions in the notes and Indenture of certain terms. Unless otherwise expressly stated

                                                        Page S-11
or the context otherwise requires, all references to the "Company" appearing under this caption "Description of the Notes" and under the caption "Description of Debt Securities" in the accompanying prospectus will mean Realty Income Corporation excluding its consolidated subsidiaries. Other capitalized terms used under the caption, "Description of the Notes" but not otherwise defined will have the meanings given to them in the accompanying prospectus.

    The notes constitute Debt Securities (which are more fully described in the accompanying prospectus), to be issued pursuant to an indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). The terms of the notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The notes are subject to all those terms, and investors are referred to the Indenture and the TIA for a statement of those terms.

General

    The notes will be a separate series of Debt Securities under the Indenture, limited in aggregate principal amount to $20 million. This series may not be reopened for the issuance of additional Debt Securities of this series. The notes will be direct, senior unsecured obligations of the Company and will rank equally with all other senior unsecured indebtedness of the Company from time to time outstanding. The notes will be effectively subordinated to all indebtedness and other liabilities (including guarantees) of the Company's subsidiaries and will also be effectively subordinated to any senior secured indebtedness of the Company to the extent of any collateral pledged as security therefor. As of September 30, 1998, subsidiary indebtedness (not including guarantees of borrowings under the Credit Facility) and other liabilities (primarily rents received in advance) aggregated approximately $769,000 and the Company (excluding its subsidiaries) had unsecured senior indebtedness aggregating approximately $242.9 million and senior secured indebtedness aggregating approximately $770,000. In addition, borrowings under the Company's revolving credit agreement have been guaranteed by certain of its subsidiaries. See "Use of Proceeds." Subject to certain limitations set forth in the Indenture and as described below under "*Additional Covenants of the Company," the Indenture will permit the Company and its subsidiaries to incur additional secured and unsecured indebtedness.

    The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The notes will be evidenced by a global note
(the "Global Note") in book-entry form, except under the limited circumstances described below under "*Book Entry System."

                                                        Page S-12

Notices or demands to or upon the Company in respect of the notes and the Indenture may be served and, if notes are issued in definitive certificated form, notes may be surrendered for payment, registration of transfer or exchange, at the office or agency of the Company maintained for this purpose in the Borough of Manhattan, The City of New York, which will initially be the corporate trust office of the Trustee, which on the date of this prospectus supplement is located at Attention: Corporate Trust Administration, 101 Barclay Street, 21st Floor, New York, New York 10286.

    Reference is made to the section titled "Description of Debt Securities*Certain Covenants" in the accompanying prospectus and "*Additional Covenants of the Company" below for a description of certain covenants applicable to the notes. Compliance with these covenants generally may not be waived unless the holders of a majority in principal amount of the outstanding notes consent to the waiver. In addition, the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities*Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes; covenant defeasance will be applicable with respect to the covenants described in the accompanying prospectus under "Description of Debt Securities*Certain Covenants" (except the covenant requiring the Company to preserve and keep in full force and effect its corporate existence) and the covenants described below under "*Additional Covenants of the Company."

    Except as described under "Description of Debt Securities* Merger, Consolidation or Sale of Assets" in the accompanying prospectus or "*Additional Covenants of the Company" below, the Indenture does not contain any provisions that would afford holders of the notes protection in the event of (i) a highly leveraged or similar transaction involving the Company, (ii) a change of control or the management of the Company, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the notes. In addition, subject to the limitations set forth under "Description of Debt Securities*Merger, Consolidation or Sale of Assets" in the accompanying prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company with another entity that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse affect on the Company's ability to service its indebtedness, including the notes.

    The Company has no present intention of engaging in a highly leveraged or similar transaction involving the Company. In addition, certain restrictions on ownership and transfers of the Company's capital stock designed to preserve its status as a REIT

                                                        Page S-13
may act to prevent or hinder any such transaction or change of control.

Interest and Maturity

    The notes will mature on January 15, 2009 (the "Maturity Date"). The notes are not subject to any sinking fund provisions. The notes are subject to redemption at the Company's option and are not subject to repayment or repurchase by the Company at the option of the Holders (as defined below). See "-- Optional Redemption."

    The notes will bear interest at the rate per annum set forth on the cover page of this prospectus supplement from January 21, 1999 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semiannually in arrears on January 15 and July 15 of each year (the "Interest Payment Dates"), commencing July 15, 1999, to the persons (the "Holders") in whose names the notes are registered in the security register applicable to the notes at the close of business on January 1 or July 1 (the "Regular Record Dates"), as the case may be, immediately before the Interest Payment Dates regardless of whether the Regular Record Date is a Business Day. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    If any Interest Payment Date, the Maturity Date, any date fixed for redemption or any other day on which the principal of, premium, if any, or interest on a note becomes due and payable falls on a day that is not a Business Day, the required payment will be made on the next Business Day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after the Interest Payment Date, Maturity Date, redemption date or other date, as the case may be. "Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Additional Covenants of the Company

    Reference is made to the section titled "Description of Debt Securities" in the accompanying prospectus for a description of certain covenants applicable to the notes. In addition to the foregoing, the following covenants of the Company will apply to the notes for the benefit of the Holders of the notes:

    Limitation on Incurrence of Total Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt, other than Intercompany Debt if, immediately after giving effect to the incurrence of this additional Debt and the application of the proceeds therefrom on a pro forma basis, the aggregate principal

                                                        Page S-14
amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (i) the Company's Total Assets as of the end of the latest fiscal quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if this filing is not required under the Exchange Act, with the Trustee) before the incurrence of this additional Debt and (ii) the increase, if any, in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the application of the proceeds of the additional Debt (this increase together with the Company's Total Assets is referred to as the "Adjusted Total Assets").

    Limitation on Incurrence of Secured Debt. The Company will not, and will not permit any Subsidiary to, incur any Secured Debt other than Intercompany Debt if, immediately after giving effect to the incurrence of this additional Secured Debt and the application of the proceeds therefrom on a pro forma basis, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 40% of the Company's Adjusted Total Assets.

    Debt Service Coverage. The Company will not, and will not permit any Subsidiary to, incur any Debt, other than Intercompany Debt, if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service Charge for the period consisting of the four consecutive fiscal quarters most recently ended before the date on which the additional Debt is to be incurred is less than 1.5 to 1.0, on a pro forma basis after giving effect to the incurrence of this Debt and the application of the proceeds therefrom, and calculated on the assumption that
(i) this Debt and any other Debt incurred by the Company or any of its Subsidiaries since the first day of the four-quarter period and the application of the proceeds therefrom (including to refinance other Debt since the first day of the four-quarter period) had occurred on the first day of the period, (ii) the repayment or retirement of any other Debt of the Company or any of its Subsidiaries since the first day of the four-quarter period had occurred on the first day of the period (except that, in making the computation, the amount of Debt under any revolving credit facility, line of credit or similar facility will be computed based upon the average daily balance of the Debt during the period), and (iii) in the case of any acquisition or disposition by the Company or any Subsidiary of any asset or group of assets since the first day of the four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition had occurred on the first day of the period with the appropriate adjustments with respect to the acquisition or disposition being included in the pro forma calculation. If the Debt giving rise

                                                        Page S-15
to the need to make the foregoing calculation or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate then, for purposes of calculating the Annual Debt Service Charge, the interest rate on the Debt will be computed on a pro forma basis as if the average interest rate which would have been in effect during the entire four-quarter period had been the applicable rate for the entire period.

    Maintenance of Total Unencumbered Assets. The Company will maintain at all times Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries, computed on a consolidated basis in accordance with GAAP.

    As used herein:

    "Annual Debt Service Charge" as of any date means the amount which is expensed in any 12-month period for interest on Debt of the Company and its Subsidiaries.

    "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income plus, without duplication, amounts which have been deducted in determining Consolidated Net Income during the period for (i) Consolidated Interest Expense,
(ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization (other than amortization of debt discount) and depreciation, (iv) provisions for losses from sales or joint ventures, (v) provision for impairment losses,
(vi) increases in deferred taxes and other non-cash charges,
(vii) charges resulting from a change in accounting principles, and (viii) charges for early extinguishment of debt, and less, without duplication, amounts which have been added in determining Consolidated Net Income during the period for (a) provisions for gains from sales or joint ventures, and (b) decreases in deferred taxes and other non-cash items.

    "Consolidated Interest Expense" for any period, and without duplication, means all interest (including the interest component of rentals on capitalized leases, letter of credit fees, commitment fees and other like financial charges) and all amortization of debt discount on all Debt (including, without limitation, payment-in-kind, zero coupon and other like securities) but excluding legal fees, title insurance charges, other out-of-pocket fees and expenses incurred in connection with the issuance of Debt and the amortization of any debt issuance costs that are capitalized, all determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

    "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) of the Company and its Subsidiaries for the period determined on a consolidated basis in accordance with GAAP.
                                                        Page S-16

    "Debt" means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) money borrowed or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance, trust deed, deed of trust, deed to secure debt, security agreement or any security interest existing on property owned by the Company or any Subsidiary, (iii) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Company or any Subsidiary as lessee that is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (i) through (iii) above to the extent that any items (other than letters of credit) would appear as liabilities on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary) of the type referred to in (i),
(ii), (iii) or (iv) above (it being understood that Debt will be deemed to be incurred by the Company or any Subsidiary whenever the Company or Subsidiary will create, assume, guarantee or otherwise become liable in respect thereof).

    "Executive Group" means, collectively, those individuals holding the offices of Chairman, Vice Chairman, Chief Executive
Officer, President, Chief Operating Officer, or any Vice
President of the Company.

    "GAAP" means generally accepted accounting principles, as in effect from time to time, as used in the United States applied on a consistent basis.

    "Intercompany Debt" means indebtedness owed by the Company or any Subsidiary solely to the Company or any Subsidiary.

    "Secured Debt" means Debt secured by any mortgage, lien, charge, encumbrance, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other security interest or agreement granting or conveying security title to or a security interest in real property or other tangible assets.

    "Subsidiary" means (i) any corporation, partnership, joint venture, limited liability company or other entity the majority of the shares, if any, of the non-voting capital stock or other equivalent ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by the Company, and the majority of the shares of the voting

                                                        Page S-17
capital stock or other equivalent ownership interests of which (except for directors' qualifying shares) are at the time directly or indirectly owned by the Company, any other Subsidiary or Subsidiaries, and/or one or more individuals of the Executive Group (or, in the event of death or disability of any of the individuals, his/her respective legal representative(s), or the individuals' successors in office as an officer of the Company), and (ii) any other entity the accounts of which are consolidated with the accounts of the Company. The foregoing definition of "Subsidiary" will only be applicable with respect to the covenants and other definitions set forth herein under "* Additional Covenants of the Company" and, insofar as the provisions described in the accompanying prospectus under "Description of Debt Securities*Merger, Consolidation or Sale of Assets" apply to the notes, the foregoing definition of Subsidiary will be applicable instead of the definition of "Subsidiary" set forth in the accompanying prospectus.

    "Total Assets" as of any date means the sum of (i)
Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP (but excluding accounts receivable and intangibles).

    "Total Unencumbered Assets" as of any date means Total Assets minus the value of any properties of the Company and its Subsidiaries that are encumbered by any mortgage, charge, pledge, lien, security interest, trust deed, deed of trust, deed to secure debt, security agreement, or other encumbrance of any kind (other than those relating to Intercompany Debt), including the value of any stock of any Subsidiary that is so encumbered determined on a consolidated basis in accordance with GAAP. For purposes of this definition, the value of each property will be equal to the purchase price or cost of each property and the value of any stock subject to any encumbrance will be determined by reference to the value of the properties owned by the issuer of the stock as aforesaid.

    "Undepreciated Real Estate Assets" as of any date means the amount of real estate assets of the Company and its Subsidiaries on the date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

    "Unsecured Debt" means Debt of the Company or any Subsidiary that is not Secured Debt.

Optional Redemption

    The notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption

                                                        Page S-18
date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such notes (the "Redemption Price"); provided that installments of interest on notes which are payable on Interest Payment Dates falling on or prior to the relevant redemption dates shall be payable to the Holders of such notes (or one or more predecessor notes) registered as such at the close of business on the relevant Regular Record Dates.

    If notice has been given as provided in the Indenture and funds for the redemption of any notes called for redemption shall have been made available on the redemption date referred to in such notice, such notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the notes will be to receive payment of the Redemption Price.

    Notice of any optional redemption of any notes will be given to Holders at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the notes held by such Holder to be redeemed.

    If less than all the notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter notice period as is satisfactory to the Trustee) of the aggregate principal amount of notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, notes to be redeemed in whole or in part.

    As used herein:

    "Make-Whole Amount" means, in connection with any optional redemption of any notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made to the date of redemption over (ii) the aggregate principal amount of the notes being redeemed. For purposes of the Indenture, all references to "premium, if any" on the notes shall be deemed to refer to the Make-Whole Amount, if any.

    "Reinvestment Rate" means .25% plus the arithmetic mean of the yields under the heading "Week Ending" published in the most

                                                        Page S-19
recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity of the notes, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

    "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

Book-Entry System

    The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal, premium, if any, and interest and transfers of interests in the Global Note. Upon issuance, the notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for notes in definitive form under the limited circumstances described below, a Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any nominee to a successor of DTC or a nominee of a successor.

    Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the notes represented by such Global Note beneficially owned by participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the

                                                        Page S-20
securities in definitive form. These laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

    So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the notes represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take this action, and the participants would authorize beneficial owners owning through the participants to give or take this action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal, premium, if any, and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Notes or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through the participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.



                                                        Page S-21

    The Indenture will provide that if (i) DTC notifies the Company that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act at any time when the depositary is required to be so registered to act as depositary for the notes and a successor depositary is not appointed within 90 days after the Company receives notice or learns of such ineligibility, (ii) the Company determines that the notes will no longer be represented by a Global Note and executes and delivers to the Trustee an officers' certificate to that effect or (iii) an Event of Default with respect to the notes has occurred and is continuing and beneficial owners representing a majority in aggregate principal amount of the outstanding notes advise DTC to cease acting as depositary for the notes, the Company will issue the notes in definitive form in exchange for interests in the Global Note.
Any notes issued in definitive form in exchange for interests in the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and integral multiples thereof, as DTC will instruct the Trustee. It is expected that these instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

    DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in these securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Same-Day Settlement and Payment

    Settlement for the notes will be made by the Underwriters in immediately available funds. All payments of principal, premium, if any, and interest in respect of the notes will be made by the Company by wire transfer of immediately available funds to an account maintained in the United States; provided that, if notes are issued in definitive certificated form, the Holders thereof will have given appropriate wire transfer instructions to the Company.


                                                        Page S-22

    The notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. The Company expects that secondary trading in the certificated securities, if any, will also be settled in immediately available funds.


                           UNDERWRITING

    Subject to the terms and conditions contained in the Purchase
Agreement that relates to the notes, we have agreed to sell to Donaldson, Lufkin & Jenrette Securities Corporation (the
"Underwriter"), and the Underwriter has agreed to purchase from us, all of the notes offered hereby.

    The Purchase Agreement states that the obligation of the Underwriter to purchase and accept delivery of the notes offered by this prospectus supplement is subject to the approval of certain legal matters by its counsel and certain other conditions. If any of the notes are purchased by the Underwriter pursuant to the Purchase Agreement, then all of the notes must be purchased.

    The Underwriter has told us they intend to offer the notes to the public initially at the price to the public that is on the cover page of this prospectus supplement. After the completion of the initial offering of the notes, the Underwriter may change the offering price and other selling terms at any time, without notice.

    We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Alternatively, we may contribute to payments that the Underwriter may be required to make as a result of these liabilities. These indemnification provisions would require us to hold the Underwriter harmless from and against any and all losses, claims, damages, liabilities and judgments caused by any false statement of or any failure to state a material fact in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference therein. The indemnification provisions would not apply to false statements or omissions that are based on information that is furnished in writing to us by the Underwriter expressly for use in this prospectus supplement or the prospectus and are subject to certain other limitations.

    In connection with the offering of the notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the Underwriter may overallot the offering, creating a syndicate short position. The

                                                        Page S-23

Underwriter may bid for and purchase notes in the open market to cover syndicate short positions. In addition, the Underwriter may bid for and purchase notes in the open market to stabilize the price of the notes. These activities may stabilize or maintain the market price of the notes above independent market levels. The Underwriter is not required to engage in these activities and may end these activities at any time.

    Prior to this offering, there has been no public market for the notes. The Underwriter has informed us that it may make a market in the notes from time to time. The Underwriter is not obligated to do this, and it may discontinue this market making at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the notes or that an active market will develop. We do not intend to apply for the notes to be listed on any national securities exchange or national securities quotation system.


                          LEGAL MATTERS

    The validity of the notes to be issued in connection with the offering will be passed upon for our Company by Latham & Watkins, Costa Mesa, California. Brown & Wood LLP, San Francisco, California will act as counsel for the Underwriter. Certain matters of Maryland law will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.


























                                                        Page S-24

                           $20,000,000





                    REALTY INCOME CORPORATION





                        8%  Notes due 2009






                      PROSPECTUS SUPPLEMENT















                   Donaldson, Lufkin & Jenrette




                         January 15, 1999